SECURITY CAPITAL ASSURANCE LTD
                               One Bermudiana Road
                             Hamilton HM 11, Bermuda




July 27, 2006


VIA FACSIMILE AND EDGAR FILING

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405

Attention: Jeffrey Riedler

     Re: SECURITY CAPITAL ASSURANCE LTD
         REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-133066)

         Ladies and Gentlemen:


         Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the "COMMISSION") under the Securities Act of 1933, as amended (the "SECURITIES ACT"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 12:00 p.m. (Eastern Daylight Savings Time) on Monday, July 31, 2006, or as soon thereafter as practicable.

         The disclosure in the Registration Statement is the responsibility of Security Capital Assurance Ltd (the "Company"). The Company acknowledges that Staff comment or changes in response to Staff comment in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the Staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.


                                            Very truly yours,

                                            SECURITY CAPITAL ASSURANCE LTD



                                            By: /s/ Tom Currie
                                                -------------------------------
                                                Name:  Tom Currie
                                                Title: Chief Risk Officer



cc:   Frank Wyman
      Joseph Roesler
      Greg Belliston
            Securities and Exchange Commission

      Paul S. Giordano
      Arnold Brousell
             Security Capital Assurance Ltd

      Michael A. Becker
             Cahill Gordon & Reindel LLP

      Lee A. Meyerson
             Simpson Thacher & Bartlett LLP

July 27, 2006

VIA FACSIMILE AND EDGAR FILING

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405

Attention: Jeffrey Riedler


Re:      Security Capital Assurance Ltd
         Filed on Form S-1
         Registration No. 333-133066

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 17, 2006 and the date hereof 50,573 copies of the Preliminary Prospectus dated July 17, 2006 were distributed as follows: 46,813 to 16 prospective underwriters; 3,271 to 3,271 institutional investors; 335 to 2 prospective dealers; 20 to 20 individuals; 9 to 3 rating agencies and 125 to 2 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12:00 p.m. (Eastern Daylight Savings Time) on Monday, July 31, 2006, or as soon thereafter as practicable.

Very truly yours,


GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
               INCORPORATED
As Representatives of the
Prospective Underwriters


By: /s/ Goldman, Sachs & CO.
    -------------------------
    (Goldman, Sachs & Co.)